UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; and in connection with such notification of registration submits the following information:

Name: John Hancock Asset-Based Lending Fund

Address of Principal Business Office:

200 Berkeley Street

Boston, Massachusetts 02116

Telephone Number: 1-617-663-3000

Name and address of agent for service of process:

CHRISTOPHER SECHLER, ESQ.

200 Berkeley Street

Boston, Massachusetts 02116

With Copies of Notices and Communications to:

MARK P. GOSHKO, ESQ.

K&L Gates LLP

One Lincoln Street

Boston, Massachusetts 02111-2950

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has duly caused this notification of registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts, on the 8th day of October 2021.

John Hancock Asset-Based Lending Fund
By:	/s/ Andrew G. Arnott
Name:	Andrew G. Arnott
Title:	President and Trustee

Attest:	/s/ Christopher Sechler
Name: Christopher Sechler
Title: Chief Legal Officer and Secretary